ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Designation

(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number
[signature]	20080447948-96
Ross Miller	Filing Date and Time
Secretary of State	07/03/2008 10:40 AM
State of Nevada	Entity Number
	C13146-2004

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:
NORPAC TECHNOLOGIES, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.
Series A Convertible Preferred Stock, authorized number of shares constituting such series shall be Fifty Million (50,000,000), with a par value of $0.001 per share.

Please see attached.

3. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

4. Officer Signature (Required): X [signature]

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

NORPAC TECHNOLOGIES, INC.

(Adopted pursuant to Section 78.1955 of the
Nevada Revised Statutes)

The undersigned hereby certifies that the Board of Directors of NORPAC TECHNOLOGIES, INC., a Nevada corporation (the "Company"), duly adopted the following resolutions effective as of July, 2008.

WHEREAS, the Articles of Incorporation of the Company, as amended, authorizes the preferred stock of the Company (the "Preferred Stock") to be issued in series and authorizes the Board of Directors to determine the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares and designation of any such series; and

AND WHEREAS, the Board of Directors desires, pursuant to its authority, to fix the terms of a series of Preferred Stock, the number of shares constituting that series, and the designation of that series;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby fix and determine the designation of, the number of shares constituting, and the rights, preferences, privileges, and restrictions relating to a series of Preferred Stock as follows:

A. Fifty million (50,000,000) of the authorized shares of Preferred Stock are hereby designated "Series A Convertible Preferred Stock" (the "Series A Preferred").

B. Rights and Preferences of Series A Preferred. The rights, preferences, privileges, restrictions and other matters relating to the Series A Preferred are as follows:

1. Voting Rights.

(a) Except as otherwise provided herein or by law, each holder of shares of Series A Preferred shall be entitled to the number of votes equal to the number of shares of the Company's common stock (the "Common Stock") into which such shares of Series A Preferred will be converted pursuant to Section 2, below,(with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), at each meeting of the stockholders of the Company (and for purposes of written actions of stockholders in lieu of meetings) with respect to any and all matters presented

to the stockholders of the Company for their action or consideration, and shall be entitled notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the bylaws of the Company, and except as provided in Section 1(b), shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any matter upon which holders of Common Stock have the right to vote.

(b) Subject to the rights of any series of Preferred Stock which may from time to time come into existence, for so long as any shares of Series A Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred) remains outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority in interest of the outstanding Series A Preferred voting as a separate class shall be necessary for any amendment, alteration, or repeal of any provision of the Company's Articles of Incorporation (including this Certificate of Designation), that alters or changes the voting powers, preferences, or other special rights or privileges, or restrictions of the Series A Preferred so as to affect them adversely.

2. Conversion. The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the "Conversion Rights"):

(a) Mandatory Conversion. Upon the authorized capital of the Company being increased to include not less than one hundred and fifty million (150,000,000) shares of Common Stock(the "Conversion Event"), each share of Series A Preferred issued and outstanding shall automatically convert into the number of shares of Common Stock determined by dividing (i) the Conversion Value per share by (ii) the Conversion Price per share (each as defined below).

(b) Conversion Value. The Conversion Value for each share of Series A Preferred shall be equal to $1.00.

(c) Conversion Price. The Conversion Price for each share of Series A Preferred shall be equal to $1.00, subject to adjustment as provided in this Section 2.

(d) Mechanics of Conversion. On the date of the Conversion Event each certificate representing shares of Series A Preferred outstanding shall automatically, without any further action on the part of the holder, be deemed to represent such number of shares of Common Stock such shares of Series A Preferred are convertible into and the holders of Series A Preferred shall thereafter be treated for all purposes as the record holder of such shares of Common Stock. If any holder of shares of Series A Preferred desires, it may surrender its certificate representing its Series A Preferred Stock to the Company or the Company's transfer agent for the Series A Preferred and the Company shall promptly issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder's shares of Series A Preferred have been converted and shall promptly pay in cash the value of any

fractional share of Common Stock otherwise issuable to any holder of Series A Preferred (determined based on the Closing Price (as defined below) on the date of the Conversion Event) as set forth in Section 2(k) below. The Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

(e) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date that the first share of Series A Preferred is issued (the "Original Issue Date") effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 2(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 2(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization,

merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(h) Adjustment for Merger or Reorganization. In case of any consolidation or merger of the Company with or into another corporation, each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation or merger.

(i) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

(j) Notice of Record Date. If prior to the occurrence of the Conversion Event:

(i) the Company declares a dividend (or any other distribution) on its outstanding shares of Common Stock payable in shares of Common Stock or other securities of the Company;

(ii) the Company subdivides or combines its outstanding shares of Common Stock;

(iii) there is any reclassification of the Common Stock (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation; or

(iv) there is a liquidation, dissolution or winding up of the Company (a "Liquidation");

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series A Preferred Stock, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten (10) days prior to the record date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice stating:

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, or Liquidation is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, or Liquidation.

(k) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the closing price of the Common Stock as quoted by the OTC Bulletin Board on the date of the Conversion Event (or if the Company's Common Stock is not traded on the OTC Bulletin Board on the date of the Conversion Event, the fair market value of the Common Stock as determined by the Board of Directors) (the "Closing Price").

4. Reservation of Shares.

After the occurrence of the Conversion Event the Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by its President and Secretary this 2nd day of July, 2008.

John P. Thornton, President and Secretary